Coordonnées

www.linkedin.com/in/mohamed-kone-45362480 (LinkedIn)

Principales compétences

Cloud Computing
Information Security Management
Webrtc

Languages

Japanese (Elementary)
Bambara (Native or Bilingual)
French (Native or Bilingual)
English (Full Professional)

Certifications

Responsive web Design

Mohamed Kone

CTO | Software Engineer & Web Accessibility Expert
New York, New York, États-Unis

Résumé

My extensive background in Software Engineering showcases proficiency in Javascript(React, Vue) TypeScript, python, and PHP. I've successfully created and deployed responsive websites and web apps catering to diverse client needs, consistently adhering to best practices for accessibility, SEO optimization, and performance enhancement. My involvement in game development projects highlights my creative prowess and problem-solving acumen, allowing me to craft immersive and interactive gaming experiences.

I attended Computer Engineering courses at Athabasca University, a foundation that has nurtured my understanding of computer systems, software engineering principles, and robust data structures.

My enthusiasm centers around crafting accessible and inclusive digital experiences for all users, irrespective of their abilities. Witnessing the positive impact of web accessibility on individuals' lives fuels my dedication to this field. I consistently seek opportunities to augment my skills and knowledge, staying abreast of emerging technologies and strategies to contribute meaningfully to the realm of digital inclusivity.

Expérience

Lockbridge
Chief Technology Officer
mars 2024 - Present (1 an 9 mois)
New York City Metropolitan Area

Noyack Wealth Club
Co-Founder & CTO
février 2025 - Present (10 mois)
New York City Metropolitan Area

Emplihire

Product Development | Software Engineer (Open Source)
mai 2023 - octobre 2025 (2 ans 6 mois)
New York, New York, United States

Conceptualized and led the entire project from inception to completion, taking on the role of the sole software
engineer.
- Designed a user-friendly UI/UX for EmpliHire, ensuring a seamless experience for both recruiters and candidates.
- Managed the database architecture, optimizing data storage and retrieval processes for maximum efficiency.
- Implemented cutting-edge machine learning algorithms in Python to analyze and assess candidate profiles,
improving the accuracy of the hiring process.
- Utilized React JS and Vanilla JS for frontend development, creating visually appealing and responsive user interfaces.
- Employed Node.js for the main backend development, ensuring robust and scalable server-side functionality.
- Leveraged AWS (Amazon Web Services) for secure file storage, enhancing data management and accessibility.
- Integrated Firebase for OAuth (Open Authorization) authentication, enhancing security and user access control

accessiBe

1 an 5 mois

Senior Sales Engineer
mars 2023 - janvier 2024 (11 mois)
New York, New York, United States

Technical Sales Engineer
septembre 2022 - janvier 2024 (1 an 5 mois)
New York, United States

Collaborate with the development team to enhance and maintain the AccessWidget tool, ensuring optimal
accessibility for
websites and digital platforms.
- Conduct thorough testing and troubleshooting of AccessWidget implementations to identify and resolve technical
issues promptly.

• Provide technical expertise and guidance to clients during the implementation process, ensuring successful
integration of our tool into their websites.
• Assist clients in successfully implementing AccessFlow, a powerful accessibility solution for manual
remediation. Provided personalization support and training to clients, guiding them through the setup and
configuration process of AccessFlow.
• Conducted detailed assessments of client requirements and translated them into effective AccessFlow
configurations and workflows.
• Resolved inquiries and issues through prompt and clear communication, ensuring good levels of customer
satisfaction. Collaborated with cross-functional teams to identify and implement improvements to AccessFlow,
enhancing its usability and functionality.
• Collaborated closely with customers to understand their needs, advocating for user-centric features.
• Led the enhancement of AccessFlow, an accessibility solution, collaborating with cross-functional teams.
• Conducted data analysis for effective go-to-market strategies and feature prioritization.
• Orchestrated seamless communication between tech stack and software engineering teams.

Agence Riposte
Web Developer
mai 2022 - juillet 2022 (3 mois)
Canada

- Collaborated with clients, designers, and project managers to develop and deploy responsive websites for a diverse range of clients.
- Implemented best practices for web development, including semantic markup, accessibility standards, and responsive design principles.
- Ensured cross-browser and cross-device compatibility, optimizing websites for performance and accessibility.
- Implemented SEO best practices, optimizing websites for search engine visibility and improved rankings.
- Assisted in website maintenance and updates, ensuring content accuracy and timely updates.

- Collaborated with the design team to ensure seamless integration of web design and development components.

Accel Moon

Full Stack Developer

novembre 2020 - janvier 2022 (1 an 3 mois)

New York, United States

Developed iOS app and in-house web app using Node.js, React, and HTML/CSS.

- Collaborated with a team to prioritize and implement impactful features, increasing productivity by 18%.
- Led transition from LAMP stack to MERN stack, improving load speeds by an average of 38%.
- Built RESTful APIs handling over 20,000 concurrent users for a dynamic web application.

Self Employed

3 ans 8 mois

Back End Developer

juillet 2018 - novembre 2020 (2 ans 5 mois)

ottawa

- Led the transition of a multi-page web app to a single-page architecture.
- Built RESTful APIs serving data to JavaScript front-end based on user inputs.
- Collaborated within an agile team to prioritize and implement high-impact features.

Frontend Web Developer

avril 2017 - novembre 2020 (3 ans 8 mois)

Created responsive user interfaces using React.js and Vue.js frameworks.

- Designed and implemented modern web applications, enhancing user engagement.
- Led concept design and wireframing, contributing to improved user experiences.

Domino's

Assistant Manager

janvier 2019 - juin 2019 (6 mois)

Ottawa, Canada Area

Formation

Athabasca University

Bachelor's degree, Computer Engineering · (2017 - 2021)

Le Collège Boréal

IT Support, Computer Science · (2017 - 2018)